Exhibit 99.B(d)(1)(iv)

June 1, 2009

Todd Modic

Senior Vice President

ING Investments, LLC

7337 E. Doubletree Ranch Road

Scottsdale, AZ  85258

Ladies and Gentlemen:

Pursuant to the Sub-Advisory Agreement dated November 1, 2006, between Batterymarch Financial Management, Inc. (“Batterymarch”), sub-adviser to the ING International SmallCap Multi-Manager Fund, a series of ING Mutual Funds, (the “Fund”) and ING Investments, LLC (“IIL”), the sub-advisory fee rate payable by IIL to Batterymarch on behalf of the Fund is reduced effective as of July 1, 2009.

Pursuant to the Sub-Advisory Agreement dated December 17, 2007, between Schroder Investment Management North America, Inc. (“Schroder”), sub-adviser to the Fund, the sub-advisory fee rate payable by IIL to Schroder on behalf of the Fund was reduced on June 1, 2009.

By our execution of this letter agreement, we hereby notify you of our intention to lower the annual investment management fee for the Fund with a corresponding reduction if a benefit exists based upon the aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund (the “Reduction”) for the period from June 1, 2009 through and including March 1, 2011.  The Reduction shall be calculated as follows:

Reduction = 50% x (aggregate blended sub-advisory fee of all sub-advisory fee rates for the Fund prior to the June 1, 2009 and July 1, 2009 expense reductions (the “Expense Reductions”) —  the aggregate blended sub-advisor fee rates after the Expense Reductions.)

Please indicate your agreement to this reduction by executing below in the place indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Vice President
ING Investments, LLC

Agreed and Accepted:

ING Mutual Funds

(on behalf of the Fund)

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Mutual Funds